UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-28153

CUSIP Number: 830884 10 2

(Check One):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-QSB   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SKYSTAR BIO-PHARMACEUTICAL COMPANY

Full name of registrant:

N/A

Former name if applicable:

Rm. 10601, Jiezuo Plaza, No. 4, Fenghui Road South,

Address of principal executive office (Street and number):

Gaoxin District, Xian Province, P.R. China

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has experienced a delay in completing the information necessary for inclusion in its June 30, 2006 Form 10-QSB Quarterly Report. The Company expects to file its Form 10-QSB Quarterly Report within the allotted extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin K. Leung, Esq.	(310)	208-1182
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes   ☐ No

2

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective on November 7, 2005, the Registrant completed a share exchange transaction (the “Share Exchange”) with Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd. (“Skystar Cayman”) which resulted in a change in control of the Registrant and which completely changed the Registrant's operations from the corresponding period for the last fiscal year. Although the Registrant was the surviving legal entity in the Share Exchange, the transaction is accounted for as a reverse acquisition with Skystar Cayman deemed as the accounting acquirer. Under the purchase method of accounting, Skystar Cayman's historical results will be carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from that reported in the previous year’s Form 10-QSB that was filed for the corresponding fiscal quarter in 2005 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended June 30, 2006 and 2005, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Form 10-QSB Quarterly Report with such results within the allotted extension period.

SKYSTAR BIO-PHARMACEUTICAL COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By:	/s/ Weibing Lu
Weibing Lu
Chief Executive Officer

3